January 6, 2014

VIA EDGAR

Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JMP Group, Inc. SEC Staff Comment Letter dated December 31, 2013 File No. 001-33448

Dear Ms. Hayes:

We note that the Staff’s comment letter dated December 31, 2013 requests a response within ten (10) business days of such date. As discussed with Sasha Pechenik earlier today, we have requested an additional ten (10) business days to submit our response. Accordingly, we intend to respond to the staff’s comment letter by January 28, 2014.

If you have any questions, please contact me at (415) 835-3979.

Very truly yours, /s/ Raymond Jackson
Raymond Jackson
Chief Financial Officer